TransCanada to participate in TransAlta’s Carbon Capture and

Storage (CCS) project

CALGARY, Alberta (December 18, 2008) – TransAlta Corporation (TSX:TA; NYSE:TAC) today announced the participation of TransCanada Pipelines Limited in the development of Project Pioneer, Canada’s first fully-integrated carbon capture and storage (CCS) plant.

When complete, Project Pioneer will be one of the largest CCS facilities in the world and the first to have an integrated underground storage system. The project will pilot Alstom Canada’s proprietary chilled ammonia process and will be designed to capture one megatonne (Mt) of carbon dioxide (CO2) from an existing coal plant in the Wabamun area west of Edmonton. The CO2 will be used for enhanced oil recovery (EOR) as well as injected into a permanent geological storage site.

“Carbon capture and storage provides Alberta and Canada a leadership opportunity to use new technology to reduce CO2 emissions,” said Steve Snyder, President and CEO of TransAlta.  “We are pleased to have a world class energy company like TransCanada be the first partner to join us in this important initiative.”

“New carbon capture technologies like chilled ammonia show tremendous promise but are not commercially viable at this time.  Government and industry partnerships are a critical catalyst required to accelerate their implementation, and provide a sustainable competitive edge for Canada and Canadian companies. Canada has the potential to lead the world in real CO2 reductions through CCS.”

TransCanada brings expertise in the design and construction of pipeline infrastructure to Project Pioneer.  In addition to TransCanada, TransAlta is seeking industry partners from the oil, natural gas and oilsands sectors who can provide expertise and knowledge across the full spectrum of process plant operations and reservoir knowledge for underground storage and EOR.

TransAlta is submitting detailed funding proposals to both the Alberta government’s CCS initiative and the Federal government’s eco-Energy Technology Initiative.  It hopes to receive funding commitments during 2009.  That will allow construction of Project Pioneer to begin in early 2010 and operations to commence in 2012.  In the interim, preliminary front-end engineering and design (FEED) work is underway.

Project Pioneer is expected to deliver at least 20 per cent of the Government of Alberta’s 2015 target of five Mt in annual CO2 reductions.  This CCS technology can be applied to other coal-fired power plants in Alberta and globally, and will greatly contribute to reductions in greenhouse gas emissions.   It also has the potential for broader application to capture CO2 emissions generated in other industrial sectors.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 370 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,900 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

 Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S

Email:

michael_lawrence@transalta.com

E-mail:  jennifer_pierce@transalta.com